EXHIBIT 12

Crown Cork & Seal Company, Inc.

COMPUTATION OF RATIO OF EARNINGS TO
FIXED CHARGES

	Twelve months ended 12/31/2002	Twelve months ended 12/31/2001
Computation of Earnings:

Income/(loss) before income taxes and cumulative effect of a change in accounting	($145)	($444)

Adjustments to income:

Add: Distributed income from less than
50% owned companies	5	2

Add: Portion of rent expense representative
of interest expense (1)	11	11

Add: Interest incurred net of amounts
capitalized	342	455

Add: Amortization of interest previously
capitalized		1

Add: Amortization of debt issue costs	2	2

Earnings	$215	$27

Computation of Fixed Charges:

Interest incurred	$342	$456

Amortization of debt issue costs	2	2
Portion of rental expense representative
of interest	11	11

Total fixed charges	$355	$469

Ratio of earnings to fixed charges (2) (3)	*	*
Ratio of earnings to combined fixed charges and
preferred stock dividends (2)	*	*

(1)	One-third of net rent expense is the portion deemed representative of the interest factor.

(2)

After charges in millions for (i) restructuring of $19 and $48, for 2002 and 2001, respectively, (ii) asbestos of $30 and $51, for 2002 and 2001, respectively, (iii) asset impairments and loss/(gain) on sale of assets of $247 and $213 for 2002 and 2001, respectively, and (iv) gain from early extinguishment of debt of $28 in 2002.

(3)	Earnings did not cover fixed charges by $140 in 2002 and $442 in 2001.